United States securities and exchange commission logo





                             December 14, 2020

       Michael Zechmeister
       Chief Financial Officer
       C. H. Robinson Worldwide, Inc.
       14701 Charlson Road
       Eden Prairie, Minnesota 55347

                                                        Re: C. H. Robinson
Worldwide, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            File No. 000-23189

       Dear Mr. Zechmeister:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis, page 23

   1. We note your presentation of the non-GAAP measure net revenues. Given that this measure reduces your
reported revenue by a non-revenue line item, explain to us your basis for presenting
this as a measure of revenue. If net revenues is intended to be presented as a measure
of gross profit, tell us whether and, if so, how you considered the use of a different
caption and the presentation of a reconciliation for this non-GAAP measure to the most
directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion
and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.
   2. We note that you disclose operating margin at page 24 which appears to be calculated by dividing operating
income by net revenues, a non-GAAP measure. Please identify
                                                        operating margin as a
non-GAAP measure and provide the applicable disclosures under
                                                        Item 10(e) of
Regulation S-K or tell us why you believe these disclosures are not necessary.
 Michael Zechmeister
C. H. Robinson Worldwide, Inc.
December 14, 2020
Page 2
Note 9: Segment Reporting, page 57

3. We note that you disclose net revenues and income (loss) from operations in your segment footnote. Please tell us if both of these measures are used by the CODM as the measure of segment profit or loss in assessing performance and deciding how to allocate resources and how you have considered the guidance in ASC 280-10-50-28 in determining the appropriate measure to disclose.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding these comments.



FirstName LastNameMichael Zechmeister                        Sincerely,
Comapany NameC. H. Robinson Worldwide, Inc.
                                                             Division of
Corporation Finance
December 14, 2020 Page 2                                     Office of Energy &
Transportation
FirstName LastName